February 14, 2006


By facsimile to (713) 524-4122 and U.S. Mail


Mr. Michael Chavez
President and Chief Executive Officer
Allmarine Consultants Corporation
8601 RR 2222, Building 1, Suite 210
Austin, TX 78730

Re:	Allmarine Consultants Corporation
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed February 3, 2006
File No. 333-130492

Dear Mr. Chavez:

	We reviewed the filing and have the comments below.

1. In connection with several of our earlier comments, your prospectus does not present clearly the status of your current operations versus the operations that you intend to conduct. It appears that Allmarine has no operations currently and has only an agreement with Philtex to market its products and services.
Please
revise your summary and other sections of your prospectus as necessary to make this clear.

2. References in your document to "outsourcing" and "referring" your operations through Philtex are still confusing and do not seem consistent with the nature of the agreement that you have filed as an exhibit. That agreement appears only to give you the right to market
Philtex`s products and services.  Please revise as necessary.

3. Please tell us with a view toward disclosure how you and Philtex interpret the contract that you have filed as an exhibit. Given the absence of the appendix to which the exhibit refers, the exhibit does not specify any products or services of Philtex for you to market.


Summary Financial Data, page 3

4. Please ensure that your presentation of the number of shares issued and outstanding is equivalent to the number of shares issued and outstanding per your balance sheet. You disclose here that you have 9,000,000 shares issued and outstanding, while you disclose on the face of your balance sheet that you have 9,950,000 shares issued and outstanding. Please revise accordingly.

Risk Factors, page 4

5. Refer to prior comment 8. Disclosure in the first risk factor that Allmarine can continue its business operations for the next six to eight months is inconsistent with disclosure in the third risk factor that Allmarine can continue its business operations for the next 12 months. Please revise.

Description of Business, page 15

6. Refer to prior comment 14. While revised disclosure indicates that Allmarine has not performed any services under the marketing agreement, the discussion in the description of business section continues to contain statements that suggest that Allmarine has active operations. For example, refer to the second and third sentences under "Business History" and the fifth and seventh paragraphs under "Business Operations." Please revise. This comment applies also to your summary and all other sections of your document.

7. We note your responses to our earlier comments on this section. However, the nature of your relationship with Philtex and the way in which the marketing agreement fits in to your operations remains unclear. In the second to last paragraph of the subsection "Marketing Agreement," you state that under the marketing agreement you will receive 90% of the gross revenue generated from it. You then state that in approximately 12 months you "plan to offer products and services without the help...of Philtex and as such [you] will retain 90% of the revenues pursuant to the Marketing Agreement."
Please clarify whether you will receive 90% of the revenues at any time that you market Philtex`s products and services to a customer or whether you will receive this amount only when you are able to offer the products and services yourself.

8. Your disclosure suggests that the marketing agreement contemplates a shift in the work to be performed from Philtex to you. However, the contract that you filed as an exhibit does not appear to provide for this shift. Please clarify. Also, please discuss what steps you believe you must take before you can perform the work yourself and the timeframe for doing so. Once you are able to perform the work, will you continue to use Philtex`s name and products and services as contemplated by the marketing agreement? Or is it your intention to separate entirely from Philtex at that point and carry on your own operations?

Plan of Operation, page 20

9. Revise the third paragraph to clarify that Allmarine has not performed any services under the marketing agreement and has no clients.

10. Describe what your operations are that you believe you can fund for six to eight months. Explain in more detail what you mean when you say that you have been "promoting and marketing [y]our services since the effective date of the Marketing Agreement." Explain why you have not yet generated any revenues from these efforts. Discuss what steps you will take to generate revenues under this agreement and also "separate from Philtex" as disclosed in this section.

Liquidity and Capital Resources, page 21

11. You disclose that you had $23,350 of cash flows from financing activities for the three months ended November 30, 2005. Please revise your disclosure to indicate that you had $23,350 of cash flows from financing activities for the six months ended November 30, 2005.

Recent Sales of Unregistered Securities, page 35

12. Refer to prior comment 28. As requested previously, specify the services provided by the four persons to whom Allmarine issued the securities. See Item 701(c) of Regulation S-B. We note the disclosure in response to prior comment 22.

13. Refer to prior comment 29. As requested previously, state specifically whether the purchasers were accredited or sophisticated investors. See Item 701(d) of Regulation S-B.

Exhibits

14. Refer to prior comment 32. As requested previously, include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T. The exhibit index and "Item 27.  Exhibits" are not synonymous.  As
Rule
102(d) specifies, the exhibit index should appear immediately before the exhibits filed with the registration statement. Thus, the exhibit index should follow the signatures` page.  Please revise.

Closing

	File an amendment to the SB-2 in response to the comments. To expedite our review, Allmarine may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Allmarine thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Allmarine and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Allmarine requests acceleration of the registration statement`s effectiveness, Allmarine should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Allmarine from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Allmarine may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Allmarine provides us in our review of the registration statement or in response to our comments on the registration statement.


	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Rufus G. Decker
III,
Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	David M. Loev, Esq.
	John S. Gillies, Esq.
	David M. Loev, Attorney at Law
	2777 Allen Parkway, Suite 1000
	Houston, TX 77019



Mr. Michael Chavez
February 14, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE